UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:           June 27, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:    _______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

          UNIFI, INC.

Full Name of Registrant

Former Name if Applicable

          7201 West Friendly Avenue

Address of Principal Executive Office (Street and Number)

          Greensboro, North Carolina 27410

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant’s Form 10-K for the fiscal year ended June 27, 2004 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements could not be obtained by the Registrant within such time period without unreasonable effort or expense. In particular, there was an unexpected delay in completing a pension calculation of a foreign subsidiary. The calculation is complex due to the termination of several employees during fiscal 2004.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

WILLIAM M. LOWE, JR	336	294-4410

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Explanation of Anticipated Change

     As previously disclosed on a Form 8-K dated July 28, 2004, the Company reported a net loss of $74.8 million or $1.43 per share for the 2004 fiscal year versus a net loss of $27.2 million or $0.51 per share for the 2003 fiscal year.

UNIFI, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 10, 2004	By	/S/ CHARLES F. MCCOY, V.P.